SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Condensed Consolidated Interim
Financial Statements under U.S. GAAP

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2006 and December 31, 2005, with Report
of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     March 31, 2006 and 2005
(In thousands of Brazilian Reais)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders’ of
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéras Inteligentes S.A. and subsidiaries as of March 31, 2006 and the related condensed consolidated statements of income and of cash flows for the three-month periods ended March 31, 2006 and 2005 and the condensed consolidated statements of shareholders’ equity for the three-month period ended March 31, 2006. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, cash flows and shareholders equity for the year then ended not presented herein, and in our report dated February 10, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

     ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
April 12, 2006

     GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Brazilian Reais)

	March 31, 2006	December 31, 2005
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	R$ 136,896	R$ 106,347
Short-term investments	775,909	762,688
Receivables, less allowance (2006 –
R$ 5,808; 2005 – R$ 4,890)	578,223	563,958
Inventories	38,039	40,683
Recoverable taxes and current deferred tax	19,755	13,953
Prepaid expenses	47,934	39,907
Other current assets	7,068	13,102

Total current assets	1,603,824	1,540,638

PROPERTY AND EQUIPMENT
Pre-delivery deposits	419,621	356,765
Flight equipment	242,563	225,724
Other property and equipment	98,827	75,619

	761,011	658,108
Less accumulated depreciation	(91,880)	(79,508)

Property and equipment, net	669,131	578,600

OTHER ASSETS
Deposits for aircraft leasing contracts	28,790	22,583
Prepaid aircraft and engine maintenance	408,851	386,193
Other	28,909	27,829

Total other assets	466,550	436,605

TOTAL ASSETS	R$ 2,739,505	R$ 2,555,843

	March 31, 2006	December 31, 2005
	(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	R$ 70,656	R$ 73,924
Salaries, wages and benefits	65,795	71,638
Sales tax and landing fees	107,998	83,750
Air traffic liability	185,542	217,800
Short-term borrowings	104,459	54,016
Dividends payable	143,618	101,482
Other accrued liabilities	24,405	43,615

Total current liabilities	702,473	646,225

NON-CURRENT LIABILITIES
Deferred income taxes, net	47,523	63,694
Other	24,834	23,593

	72,357	87,287

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 86,524,136 issued
and outstanding in 2006 and 2005	845,453	843,714
Common shares, no par value; 109,448,497 issued
and outstanding in 2006 and 2005	41,500	41,500
Additional paid-in capital	39,275	34,634
Deferred compensation expenses	(4,975)	(2,361)
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	995,176	858,856
Accumulated other comprehensive income	8,669	6,411

Total shareholders’ equity	1,964,675	1,822,331

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	R$ 2,739,505	R$ 2,555,843

See accompanying notes to consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of Brazilian Reais, except per share amounts)

	Three-months ended March 31,

	2006	2005

NET OPERATING REVENUES
Passenger	R$ 829,858	R$ 565,181
Cargo and Other	33,158	23,978

Total net operating revenues	863,016	589,159

OPERATING EXPENSES
Salaries, wages and benefits	81,484	54,647
Aircraft fuel	254,306	146,170
Aircraft rent	66,487	51,869
Sales and marketing	99,330	72,081
Landing fees	30,341	19,046
Aircraft and traffic servicing	31,621	17,766
Maintenance materials and repairs	26,115	13,848
Depreciation	12,529	6,803
Other operating expenses	36,968	29,683

Total operating expenses	639,181	411,913

OPERATING INCOME	223,835	177,246

OTHER INCOME (EXPENSE)
Interest expense	(3,263)	(5,161)
Capitalized interest	3,350	3,444
Exchange variation gain (loss)	(3,502)	1,290
Interest income	33,972	29,136
Other	(5,762)	(5,194)

Total other income (expenses)	24,795	23,515

INCOME BEFORE INCOME TAXES	248,630	200,761

Income taxes	(68,840)	(69,677)

NET INCOME	R$ 179,790	R$ 131,084

EARNINGS PER COMMON AND PREFERRED
SHARE:

Basic	R$ 0.92	R$ 0.70
Diluted	R$ 0.92	R$ 0.70

See accompanying notes to Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands of Brazilian Reais)

	Three-months end March 31,

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$ 179,790	R$ 131,084
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation and amortization	12,529	6,803
Deferred income taxes	(6,830)	8,346
Provision for doubtful accounts receivable	740	247
Changes in operating assets and liabilities
Receivables	(15,005)	(63,844)
Accounts payable and other accrued liabilities	-	(1,910)
Deposits for aircraft and engine maintenance	(22,658)	(25,345)
Air traffic liability	(32,258)	(23,455)
Dividends	(43,470)	-
Other, net	20,961	(3,847)

Net cash provided by operating activities	93,799	28,079

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	(6,207)	(5,700)
Acquisition of property and equipment	(40,047)	(26,328)
Pre-delivery deposits	(62,856)	(81,841)
Change in short term investments, net	(13,221)	(218,471)

Net cash used in investing activities	(122,331)	(332,340)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net	50,443	(8,965)
Issuance of preferred shares	-	1,389
Paid subscribed capital	1,739	-
Other, net	6,899	-

Net cash provided by financing activities	59,081	(7,576)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	30,549	(311,837)

Cash and cash equivalents at beginning of the period	106,347	405,730

Cash and cash equivalents at end of the period	R$ 136,896	R$ 93,893

Supplemental disclosure of cash flow information
Interest paid	R$ 3,263	R$ 5,161
Income taxes paid	R$ 76,809	R$ 61,331

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
 (In thousands of Brazilian Reais, except for share information)

	Commom Shares		Preferred Shares		Additional paid in capitial	Deferred compensation	Retained Earnings		Accumulated other comprehensive income

	Shares	Amount	Shares	Amount			Appropriated	Unapropriated
										Total

Balance at December 31, 2005	109,448,497	R$ 41,500	85,952,136	R$ 843,714	R$ 34,634	R$ (2,361)	R$ 39,577	R$ 858,856	R$ 6,411	R$ 1,822,331
Comprehensive income:
Net income	-	-	-	-	-	-	-	179,790	-	179,790
Changes in fair value of derivative instruments	-	-	-	-	-	-	-	-	2,258	2,258

Total Comprehensive income	-	-	-	-	-	-	-	-	-	182,048
Paid-in subscribed capital	-	-	572,000	1,739	-	-	-	-	-	1,739
Deferred compesation	-	-	-	-	4,641	(4,641)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	2,027	-	-	-	2,027
Dividends payable and interest on stockholders’ equity	-	-	-	-	-	-	-	(43,470)	-	(43.470)

Balance at March 31, 2006 (Unaudited)	109,448,497	R$ 41,500	86,524,136	R$ 845,453	R$ 39,275	R$ (4,975)	R$ 39,577	R$ 995,176	R$ 8,669	R$ 1,964,675

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

1. Basis of presentation

Basis of presentation. These financial statements were prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting (USGAAP), using Brazilian Reais as the functional and reporting currency. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, the consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from these estimates.

The exchange rate at March 31, 2006 was R$ 2.1724 and R$ 2.6662 at March 31, 2005 (this rate used for convenience translation). The average exchange rates for the first quarter of 2005 and 2004 were R$ 2.1974 and R$ 2.6692 respectively per U.S. Dollar (the rate provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The results of the three-month period ended March 31, 2006 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2006. The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2005.

For further information, refer to the consolidated financial statements for the year ended December 31, 2005 and footnotes thereto included in the Company’s financial statements filled with the SEC.

2. Stock-Based Compensation

Stock options. The Company accounts for stock-based compensation under the fair value method in accordance with SFAS 123(R), “Share-Based Payment”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees,” after December 2005. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

SFAS 123(R) permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the modified prospective method, compensation cost is recognized in the financial statements for new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The Company has adopted SFAS 123(R) in the first quarter of 2006 using the modified prospective method. The impact of this change in accounting principle in the first quarter was to increase stock-based employee compensation expense by R$ 242, resulting in total stock-based employee compensation expense in the first quarter of R$ 2,027.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

2. Stock-Based Compensation (Continued)

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended for the three month ended March 31, 2005:

Net income, as reported	R$ 131,084
Add: Stock-based employee compensation using intrinsic value	2,129
Deduct: Stock-based employee compensation expense determined
under the fair value method	(1,365)

Pro forma net income	R$ 131,848

Earnings per common and preferred shares:

Basic as reported and pro forma	0.70
Diluted as reported and pro forma	0.70
Diluted as reported	0.70
Diluted pro forma	0.70

The fair value for these stock options was estimated at the date of grant using the Black Scholes option-pricing model assuming an expected dividend yield of 1.5%, expected volatility of approximately 43%, weighted average risk-free interest rate of 15%, and an expected average life of 3.9 years.

3. Transactions with Related Parties

The Company has an exclusive bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During the first quarter of 2006, the Company paid R$ 615 and R$ 91 to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During the first quarter of 2006, the Company paid R$ 99 to this company.

The payments to and from the related parties in the normal course of business were based on prevailing market rates.

4. Shareholders’ Equity

Brazilian corporations are allowed to attribute interest on shareholder’s equity. The calculation is based on the shareholder’s equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9% pa, for the first quarter of 2006). For the quarter ended March 31, 2006, the Company’s statutory consolidated financial statements presented a net profit of R$ 160,678 (R$ 112,472 in 2005). The Company accrued a total of R$43,470 of interim dividends payable (represented by R$ 35,391 of interest on stockholder’s equity and R$8,079 of dividends) for payment on May 23, 2006, which is also included in current liabilities.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

5. Lease and Other Commitments

The Company leases all aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At March 31, 2006, the Company leased 45 aircraft under operating leases (as compared to 42 aircraft at December 31, 2005), with initial lease term expiration dates ranging from 2006 to 2014.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at March 31, 2006 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2006	191,929	7,955	199,884	88,349	3,662	92,011
2007	244,647	9,913	254,560	112,616	4,563	117,179
2008	179,466	8,299	187,765	82,612	3,820	86,432
2009	137,204	4,388	141,592	63,158	2,020	65,178
2010	52,507	2,090	54,597	24,170	962	25,132
After 2010	76,534	-	76,534	35,230	-	35,230

Total minimum Lease
payments	882,287	32,645	914,932	406,135	15,027	421,162

During the first quarter of 2006 the Company entered into new operating lease agreements for one Boeing 737-300 aircraft and two Boeing 737-700 aircraft. Under the terms of the new leasing agreements, the Company is not required to make deposits.

The Company has a purchase contract with Boeing for 101 Boeing 737-800 Next Generation aircraft, under which the Company has 67 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 10,155 million based on the aircraft list price, including estimated amounts for contractual prices escalations and pre-delivery deposits (corresponding to approximately US$4,675 million), and are summarized as follows:

	Expected Firm Order	In thousands of	Translation into
	Deliveries	Brazilian Reais	thousands of US$

2006	11	1,534,688	706,448
2007	13	1,867,528	859,661
2008	10	1,471,595	677,405
2009	11	1,675,878	771,441
2010	8	1,272,451	585,735
After 2010	14	2,332,795	1,073,833

Total	67	10,154,935	4,674,523

As of March 31, 2006, the Company has made deposits in the amount of R$ 419,621 (US$ 193,160) related to the orders described above. The Company makes payments for aircraft acquisition utilizing the proceeds from equity financings, cash flow from operations, short-term credit lines and supplier financing.

The Company plans to finance up to 85% of the value of purchased aircraft with long-term financing guaranteed by the U.S. Exim Bank.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

6. Financial Instruments and Concentration of Risk

At March 31, 2006 and December 31, 2005, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments related to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos and Bolivian Bolivianos from flights between Brazil, Argentina and Bolivia). However, its liabilities, particularly those related to aircraft leasing, are US dollar-denominated. The Company’s currency exchange exposure at March 31, 2006 is as set forth below:

		Translation into
		thousands of
	R$	US$

Assets
Cash and cash equivalents	176,614	81,299
Deposits for aircraft leasing contracts	29,048	13,371
Prepaid aircraft and engine maintenance	14,069	6,476
Advances to suppliers	14,157	6,517
Other	9,648	4,441

Total assets in U.S. dollars	243,536	112,104

Liabilities
Foreign suppliers	8,671	3,991
Leases payable	28,727	13,223
Insurance premium payable	9,562	4,402

	46,960	21,616

Exchange exposure	196,576	90,488

Off-balance sheet transactions exposure
Operating Leases	914,932	421,162
Aircraft commitments	10,154,935	4,674,523

Total exchange exposure	10,873,291	5,005,197

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in the first quarter of 2006, 2005 and 2004 represented approximately 39.8%, 37.4% and 31.9% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs, primarily crude oil. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

6. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

	03.31.2006	12.31.2005

Fair value of derivative instruments at the end of the quarter	R$ 13,817	R$ 8,464
Average remaining term (months)	7	8
Hedged volume (barrels)	1,116,000	1,431,000

Quarter ended March 31:	2006	2005	2004

Hedge effectiveness gains recognized in aircraft fuel expense	R$ 628	R$ 3,084	N.A.
Hedge ineffectiveness gains recognized in other income (expense)	-	-	N.A.
Percentage of actual consumption hedged (during quarter)	55%	61%	75%

The Company utilizes financial derivatives instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge over 55% and 17% of its jet fuel requirements for the second quarter and second semester of 2006, respectively, at average crude equivalent prices of approximately US$ 60.15 and US$ 60.40 per barrel, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. As of March 31, 2006 the unrealized gain with jet fuel hedges recorded in “comprehensive income” was R$ 9,119, net of taxes. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal the change in the value of the aircraft fuel being hedged. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change. When aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its six counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage this risk, the Company uses USD options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

6. Financial Instruments and Concentration of Risk (Continued)

b) Exchange rates (Continued)

	03.31.2006	12.31.2005

Fair value of derivative instruments at the end of quarter	R$ (682)	R$ 1,249
Longest remaining term (months)	1	1
Hedged volume	R$ 30,000	R$ 135,129

Quarter ended March 31:	2006	2005	2004

Hedge effectiveness losses recognized in operating expenses	R$ (5.383)	R$ (998)	N.A.
Hedge ineffectiveness losses recognized in other income (expense)	R$ (227)	-	N.A.
Percentage of expenses hedged (during quarter)	65%	60%	73%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the USD exchange rate. The Company has utilized financial derivative instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of March 31, 2006 the unrealized loss with exchange rates recorded in “comprehensive income” was R$ (450), net of taxes.

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

7. Income Taxes

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at March 31, 2006 and March 31, 2005, is as follows:

	Three months ended March 31,

	2006	2005

Income before income taxes	248,630	200,761
Nominal composite rate	34%	34%

Income tax by the nominal rate	84,534	68,259
Interest on stockholders’ equity	(12,033)	-
Other permanent differences	(3,661)	1,418

Income taxes expense	68,840	69,677

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

8. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	Three months ended March 31,

	2006	2005

Numerator
Net income applicable to common and preferred
shareholders for basic and diluted earnings per share	179,790	131,084

Denominator
Weighted-average shares outstanding for basic earnings
per share (in thousands)	195,960	187,543

Effect of dilutive securities:
Executive stock options (in thousands)	200	845

Adjusted weighted-average shares outstanding and
assumed conversions for diluted earnings per shares (in
thousands)	196,160	188,388

9. Subsequent Events

On April 5, 2006, the Company’s wholly-owned subsidiary Gol Finance closed an offering of US$200 million 8.75% perpetual notes in an offering exempt from SEC and CVM registration. Gol and its subsidiary Gol Transportes Aéreos S.A guarantee the perpetual notes. The issue was assigned a credit rating of Ba2 by Moody’s. The perpetual notes are senior unsecured debt obligations of Gol Finance and have no fixed final maturity date, and are callable at par at the option of the issuer after five years. Gol intends to use the proceeds to finance a portion of its cash payments related to its fleet expansion plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.